EXHIBIT 99.1

B Communications Reports Fourth Quarter 2010 Financial Results

- BCOM’s Primary Asset, Bezeq, Delivers Another Strong Quarter & Announces Ambitious Dividend Plan -

- Debt Repayment Process Progressing Well Ahead of Schedule –

Ramat Gan, Israel – March 8, 2011 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) today reported its financial results for the fourth quarter and full year ended December 31, 2010 together with its cash position and loan repayment status as of December 31, 2010.

Progress in B Communications’ Loan Repayment Plan
As of December 31, 2010, B Communications exceeded its original plan for the repayment of the debt it incurred  to fund its April 2010 acquisition of the controlling interest (approximately 30%) in Bezeq - The Israel Telecommunication Corp., Ltd. (“Bezeq”). From April 14, 2010 through December 31, 2010, the Company repaid NIS 892 million (US$ 251 million) principal amount of debt.

B Communications’ Unconsolidated Cash Position
At December 31, 2010, the Company’s cash and cash equivalents totaled NIS 800 million (US$ 225 million) and its unconsolidated gross debt was NIS 5.2 billion (US$ 1.5 billion). This reflected the following events during 2010:

•	Dividends from Bezeq: On October 7, 2010, B Communications received a dividend of NIS 389 million (US$ 110 million) from Bezeq.

Bezeq’s Board of Directors today announced its recommendation to distribute a cash dividend to shareholders of NIS 1.163 billion (US$ 328 million) with respect to its results for the second half of 2010, NIS 352 million (US$ 99 million) of which will be paid to B Communications. The dividend, which is subject to shareholder approval, would be payable on May 19, 2011. This is in addition to the approval of the General Shareholders at its meeting on January 24, of a capital distribution totaling NIS 3 billion (US$ 845 million) to be paid in six equal, semi-annual payments during 2011-2013. This proposed capital reduction plan, which is subject to court approval, would be in addition to Bezeq’s stated dividend policy of distributing 100% of its net profit attributable to shareholders on a semi-annual basis. In line with this strategy, in 2010 Bezeq paid in excess of NIS 3.7 billion (US$ 1.1 billion) in cash dividends to its shareholders for an effective dividend yield of 14.5%. The Company received a total of NIS 1.1 billion (US$ 320 million) in dividends from Bezeq in 2010.

•
Lenders Exercise of phantom stock options issued in April 2010: During the fourth quarter of 2010, the banking and financial institutions which provided B Communications with the financing for  its acquisition of the controlling interest in Bezeq exercised all of the phantom stock options issued to them as part of the transaction. Under the exercise terms, B Communications is obligated to pay the lenders a total of NIS 124 million (US$ 35 million) in five equal annual installments beginning in May 2012. Under IFRS accounting principles, this liability was recorded at its present value as of December 31, 2010, increasing the Company’s financial debt by NIS 107 million (US$ 30 million).

•
Successful placement of NIS 400 million in debentures: On September 21, 2010, B Communications issued NIS 400 million (US$ 113 million) of Series B debentures. These debentures carry a 6.5% fixed annual interest rate, are not linked to the Israeli CPI and are listed for trade on the Tel Aviv Stock Exchange. The repayment of the debentures will be made in four equal payments from 2016 to 2019.

B Communications’ Unconsolidated Balance Sheet Data*

	As of December 31, 2010 (NIS millions)	As of December 31, 2010 (US$ millions)
Short term liabilities	480	135
Long term liabilities	4,672	1,316
Total liabilities	5,152	1,451
Cash and cash equivalents	800	225
Other assets	4	1
Total net debt	4,348	1,225

* Does not include the balance sheet of Bezeq.

B Communications’ Fourth Quarter Financial Results
B Communications’ revenues for the fourth quarter were NIS 3.1 billion (US$ 862 million) compared with NIS 304 million reported in the fourth quarter of 2009. The Company’s revenues for the fourth quarter of 2010 consisted entirely of Bezeq's revenues, while its fourth quarter 2009 revenues consisted of sales generated by the Company’s legacy 012 Smile telecom business. Revenues for the year ended December 31, 2010, which reflect the consolidation of Bezeq's results from April 14, 2010, were NIS 8.7 billion (US$ 2.4 billion) compared with NIS 1.2 billion in 2009.

B Communications’ net loss for the fourth quarter totaled NIS 206 million (US$ 58 million) compared with net income of NIS 51 million recorded in the fourth quarter of 2009. B Communications’ net loss for year ended December 31, 2010 totaled NIS 180 million (US$ 51 million) compared with net income of NIS 147 million recorded in year ended December 31, 2009. These net losses reflected the impact of two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of Bezeq was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. During the fourth quarter of 2010, B Communications recorded NIS 267 million (US$ 75 million) in additional amortization expenses related to the aforementioned Bezeq purchase price allocation (“Bezeq PPA”), bringing the net total of its Bezeq PPA amortization expense for 2010 to NIS 359 million (US$ 101 million). The Company is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization under which approximately 40% of the acquired identifiable intangible assets will be amortized during 2010 and 2011.

Bezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements. (see Note B below).

•
Financial expenses: B Communications’ financial expenses for the fourth quarter totaled NIS 92 million (US$ 26 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 73 million (US$ 20 million), and expenses related to the Company’s debentures, which totaled NIS 14 million (US$ 4 million).

B Communications’ Unconsolidated Financial Results

	Q4 2010 (NIS millions)	Q4 2010 (US$ millions)	2010 (NIS millions)	2010 (US$ millions)
Revenues	-	-	-	-
Financial expenses	(92)	(26)	(266)	(75)
Tax and other expenses	(22)	(6)	(75)	(21)
PPA amortization, net	(267)	(75)	(359)	(101)
Interest in Bezeq's net income	175	49	520	146
Net loss	(206)	(58)	(180)	(51)

Comments of Management
Commenting on the results, Mr. Eli Holtzman, CEO of B Communications, said, “2010 was an outstanding year for B Communications. From a strategic point of view, the Bezeq acquisition, which we closed in April, transformed us from a niche ISP/ILD player into a very broad communications group, giving us control over Israel’s largest telco and clear leadership of the Israeli telecommunications market. From the financial point of view, we began executing our loan repayment plan, and are proud to have begun accelerating repayments already in the first year. We are delighted that the combination of these activities has created significant value for our shareholders. Moving forward, we continue to focus on the smooth execution of our loan repayment plan while seeking out avenues for future growth.”

Consolidation of Bezeq Results
•
Bezeq results consolidated for entire fourth quarter of 2010: B Communications’ fourth quarter results reflect the full consolidation of the operations of Bezeq for the period, which acquisition was completed during the second quarter of 2010 (on April 14, 2010).

•
Supplemental unconsolidated results table: To provide investors with transparent insight into its business, the Company has also provided its results on an unconsolidated basis. B Communications’ interest in Bezeq’s net income is presented as a single line item in the unconsolidated table, (see below, “B Communications’ Unconsolidated Q4 Financial Results” and “B Communications’ Unconsolidated 2010 Financial Results").

•
Adoption of IFRS: In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010 B Communications adopted the financial reporting standards utilized by Bezeq, the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, to replace its previous reporting standard, the generally accepted accounting principles in the United States (US GAAP) (see note C below).

Bezeq Group’s Q4 Financial Results

To provide further insight into its results, the Company has provided the following summary of the Bezeq Group’s quarter and year ended December 31, 2010  consolidated financial report. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Bezeq Group’s Consolidated Results

Bezeq Group (consolidated)1	Q4 20102	Q4 2009	Change	20102	2009	Change
	(NIS millions)			(NIS millions)
Revenues	3,058	2,932	4.3%	11,987	11,519	4.1%
Operating profit	901	480	87.7%	3,744	2,972	26.0%
EBITDA	1,269	856	48.2%	5,153	4,457	15.6%
EBITDA margin	41.5%	29.2%		43.0%	38.7%
Net profit attributable to Company shareholders	575	366	57.1%	2,443	3,603	-32.2%
Diluted EPS (NIS)	0.21	0.12	75.0%	0.90	1.34	-32.9%
Cash flow from operating activities	748	785	-4.7%	3,696	3,655	1.1%
Capex payments, net3	439	352	24.6%	1,491	1,445	3.2%
Free cash flow4	309	433	-28.6%	2,205	2,210	-0.2%
Net debt/EBITDA (end of period)5	1.04	0.76		1.04	0.76
Net debt/shareholders' equity (end of period)	1.00	0.52		1.00	0.52

1 As of August 21, 2009, the Company ceased consolidating yes' financial statements and started accounting for its investment in yes according to the equity method. In this table all figures reflect the de-consolidation of yes as of December 31, 2007.
2 Bezeq Group results reflect the consolidation of Walla! as of April 25, 2010.
3 Capex data reflects payments related to capex and are based on the cash flow statements.
4 Free cash flow is defined as cash flows from operating activities less net capex payments.
5 EBITDA in this calculation refers to the trailing twelve months.

Bezeq Group revenues for 2010 totaled a record NIS 12.0 billion, up 4.1% from NIS 11.5 billion in 2009. Revenue growth was driven by higher revenues at Pelephone, Bezeq International and the initial consolidation of the Walla! results, and was partially offset by a 0.8% decline in Bezeq Fixed-Line’s revenues. Fourth quarter 2010 group revenues totaled NIS 3.1 billion, an increase of 4.3% versus the year ago quarter.

In the second quarter, Bezeq began consolidating the results of Walla!, the leading Israeli Internet portal serving a community of more than 5 million monthly users in Israel and abroad.

Bezeq’s operating profit increased 26.0% to NIS 3.7 billion in 2010 as compared to the full year 2009. The improvement in operating profit delivered a 31.2% operating margin and was driven primarily by higher total revenues and the positive impact of ongoing cost reduction initiatives, as well as by the incremental capital gains from the ongoing disposal of real estate and copper during the year.

Net profit attributable to Bezeq shareholders from continuing operations in 2010 amounted to NIS 2.4 billion, up 13.3% as compared to the full year 2009, excluding a one-time gain of NIS 1.5 billion related to the deconsolidation of yes in the third quarter of 2009.

Bezeq’s EBITDA for 2010 increased 15.6% to NIS 5.2 billion (EBITDA margin 43.0%) compared to 2009 (EBITDA margin 38.7%). EBITDA in the fourth quarter of 2010 increased 48.2% to NIS 1.3 billion (41.5% EBITDA margin) versus the year ago quarter (29.2% EBITDA margin).

Fourth quarter and full year 2009 operating profit, net profit, and EBITDA for the Fixed-Line segment were impacted by a NIS 267 million provision for employee retirement recorded in Q4 2009 versus a NIS 36 million provision recorded in 2010 of which only NIS 5 million was recorded in the fourth quarter. Subsequent to year end Bezeq announced a plan to early retire up to 260 employees at an estimated cost of NIS 281.5 million. The provision for these expenses will be recorded in the first quarter of 2011.

Cash flow from operating activities in 2010 rose 1.1% year-over-year to NIS 3.7 billion versus the full year 2009.

Gross capital expenditures in 2010 amounted to NIS 1.6 billion, an increase of 9.3% as compared to the full year 2009. This rise was primarily related to the ongoing rollout of the Bezeq’s Fixed-Line segment’s NGN (next generation network) infrastructure. The 2010 consolidated capex-to-sales ratio was 13.7%, as compared with 13.1% for the full year 2009.

As of December 31, 2010, Bezeq’s consolidated financial debt was NIS 5.7 billion, compared with NIS 4.1 billion as of December 31, 2009. The year-over-year increase in the financial debt was primarily related to Bezeq raising new debt totaling NIS 2.6 billion during the second and third quarters of 2010, through new loans from Israeli banks with an average duration of 4.7 years. These increases were partially offset by the repayment of debentures and loans by Bezeq and Pelephone. As of year-end 2010, the Bezeq’s net debt-to-EBITDA ratio was 1.04, as compared to 0.76 at year-end 2009.

Conference Call Information

The management of B Communications invites its investors and other interested parties to participate in the conference call of its parent company, Internet Gold -Golden Lines Ltd. (NASDAQ: IGLD), to be held today, Tuesday, March 8, at 11:00 am EST (18:00 in Israel). During the call, Messrs. Eli Holtzman and Doron Turgeman, who serve as the CEO and CFO of both Internet Gold and B Communications, will be available to answer questions regarding both Internet Gold and B Communications.

To participate, please call one of the following access numbers several minutes before the call begins:

1-888-668-9141 from within the U.S.

1-866-485-2399 from within Canada

0-800-917-5108 from within the U.K.

+972-3-918-0610 from other international locations

The call will also be broadcast live through the Company’s website, www.bcommunications.co.il, and will be available for replay during the next 30 days.

##

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of December 31, 2010 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2010 (NIS 3.5490 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Purchase Price Allocation (PPA): In connection with B Communications’ acquisition of the controlling interest in Bezeq, it has prepared a preliminary PPA for the allocation of the transaction’s purchase price to the fair value of assets acquired and liabilities assumed at the acquisition date. This is a complex process which has not yet been finalized, and the preliminary PPA is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to the PPA, it may result in significant changes to future financial statements.

C.
Adoption of International Financial Reporting Standards (IFRS): In contemplation of its acquisition of the controlling interest in Bezeq, on January 1, 2010, the Company adopted the IFRS as issued by the International Accounting Standards Board, which are the financial reporting standards utilized by Bezeq, to replace its previous reporting standard of generally accepted accounting principles in the United States (US GAAP). The transition date to IFRS under First Time Adoption of International Financial Reporting Standards is January 1, 2008, and the Company will provide retrospective comparative financial data to reflect its adoption of IFRS. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009, which was filed in June 2010, includes consolidated financial statements for the years ended December 31, 2008 and 2009 prepared in accordance with the IFRS.

D.
NON-IFRS MEASUREMENTS: Reconciliation between Bezeq’s results on an IFRS and non-IFRS basis is provided in a table immediately following Bezeq Group's Consolidated Results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of Bezeq’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. Bezeq’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

We and Bezeq’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand Bezeq’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies. Reconciliation between results on an IFRS and non-IFRS basis is provided in a table immediately following the Consolidated Statement of Operations.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. Bezeq defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS2, income tax expenses and depreciation and amortization. We present Bezeq’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

About B Communications Ltd.

B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 30.29%) in Bezeq (www.bezeq.co.il), Israel’s incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel’s telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 76.78%-owned) (NASDAQ Global Select Market and TASE: IGLD) and is part of the Eurocom Group. For more information, please visit the following Internet sites:

www.eurocom.co.il
http://igld.com
www.bcommunications.co.il/
www.ir.bezeq.co.il/

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay – IR director
i.azulay@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		$1 = NIS 3.549
	December 31	December 31
	2009	2010	2010
	NIS millions	$ millions
Assets
Cash and cash equivalents	940	383	108
Marketable securities	99	782	220
Investments including derivatives	-	7	2
Trade receivables	-	2,701	761
Parent company receivable	1	-	-
Related parties receivables	3	-	-
Other receivables	4	228	65
Inventory	-	178	50
Deferred tax assets	-	3	1
Assets classified as held-for-sale	1,362	29	8

Total current assets	2,409	4,311	1,215

Long-term trade and other receivables	-	1,114	314
Investments including derivatives	-	129	36
Property and equipment	-	7,471	2,105
Intangible assets	-	9,890	2,787
Deferred and other expenses	-	660	186
Investment in equity - account and investees (mainly loans)	-	1,084	305
Deferred tax assets	1	254	72

Total non-current assets	1	20,602	5,805

Total assets	2,410	24,913	7,020

B Communications Ltd.

Consolidated Statements of Financial Position as at

		Convenience
		translation into
		U.S. dollars
		$1 = NIS 3.549
	December 31	December 31
	2009	2010	2010
	NIS millions	$ millions
Liabilities
Short term bank credit, current maturities of long-term
liabilities and debentures	520	1,303	367
Loans from parent company	326	-	-
Trade payables	-	1,062	299
Other payables, including derivatives	3	815	230
Parent company payables	4	-	-
Current tax liabilities	24	347	98
Deferred income	-	33	9
Provisions	-	251	71
Employees benefits	-	269	76
Liabilities classified as held-for-sale	270	-	-

Total current liabilities	1,147	4,080	1,150

Debentures	342	2,654	748
Bank loans	-	6,138	1,730
Loans from institutions and others	-	541	152
Deferred income and others	-	150	42
Employee benefits	-	305	86
Deferred tax liabilities	-	1,510	426
Provisions	-	69	19

Total non-current liabilities	342	11,367	3,203

Total liabilities	1,489	15,447	4,353

Equity
Total equity attributable to Company's shareholders	921	1,191	335
Non controlling interest	-	8,275	2,332
Total equity	921	9,466	2,667

Total liabilities and equity	2,410	24,913	7,020

B Communications Ltd.

Consolidated Statements of income for the year ended December 31

		Convenience
		translation into
		U.S. dollars
		$1 = NIS 3.549
	2009	2010	2010
	NIS millions	$ millions
Revenues	1,173	8,657	2,439

Cost and expenses
Depreciation and amortization	98	2,626	740
Salaries	158	1,465	412
General and operating expenses	749	3,640	1,026
Other operating expenses (income), net	2	(173)	(49)

	1,007	7,558	2,129

Operating income	166	1,099	310

Finance expenses (income), net	(36)	396	112

Income after financing expenses, net	202	703	198

Share in losses of equity – accounted investees	-	235	66

Income before income tax	202	468	132

Income tax	55	304	86

Net income for the year	147	164	46

Income (loss) attributable to:
Owners of the Company	147	(180)	(51)
Non-controlling interest	-	344	97

Net income for the year	147	164	46

Income (loss) per share, basic
Net income (loss) per share	5.81	(6.27)	(1.77)
Weighted average number of shares outstanding
(in thousands)	25,346	28,716	28,716

Income (loss) per share, diluted
Net income (loss) per share	5.81	(6.54)	(1.84)
Weighted average number of shares outstanding
(in thousands)	25,346	28,716	28,716